Filed by Heartland Payment Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:  Heartland Payment Systems, Inc.
Commission File No.: 001-32594
Date: December 16, 2015

On December 15, 2015, Global Payments Inc. ("Global Payments") hosted a conference call, in which representatives of Heartland Payment Systems, Inc. ("Heartland") participated, to provide supplemental information regarding Global Payments' pending acquisition of Heartland Payment Systems, Inc. A copy of the transcript from this call follows. Global Payments' slides accompanying the conference call are available on the investor relations page of the Global Payments' website at www.globalpaymentsinc.com.

Global Payments Inc. Announces Signing of Definitive Agreement
To Acquire Heartland Payment Systems and Reports Q2 2016 Earnings
December 15, 2015, 5:00pm
Eastern time

CORPORATE PARTICIPANTS
 Jane Elliott Global Payments Inc. - EVP & Chief of Staff
 Jeff Sloan Global Payments Inc. - CEO
 Bob Carr Heartland Payment Solutions - Chairman & CEO
 Cameron Bready Global Payments Inc. - EVP & CFO
 David Mangum Global Payments Inc. - President & COO

CONFERENCE CALL PARTICIPANTS
 Andrew Jeffrey SunTrust Robinson Humphrey - Analyst
 George Mihalos Cowen and Company - Analyst
 Steven Kwok Keefe, Bruyette & Woods, Inc. - Analyst
 Kevin McVeigh Macquarie Research - Analyst
 Paul Condra Credit Suisse - Analyst
 Bryan Keane Deutsche Bank - Analyst
 Jason Kupferberg Jefferies LLC - Analyst
 Mike Landau Evercore ISI - Analyst
 Wayne Johnson Raymond James & Associates, Inc. - Analyst
 Dan Perlin RBC Capital Markets - Analyst
 Jason Deleeuw Piper Jaffray  - Analyst
 Craig Mauer Autonomous Research - Analyst
 Jim  Schneider Goldman Sachs - Analyst

PRESENTATION

Operator:

Welcome to Global Payments investor and analyst conference call. At this time, all participants are in a listen-only mode. Later, we will open the lines for question and answers.

(Operator instructions.)

As a reminder, today's conference will be recorded. At this time, I would like to turn the conference over to your host, Executive Vice President and Chief of Staff, Jane Elliott. Please go ahead.

Jane Elliott:

Thank you. Good afternoon and welcome to Global Payments conference call to discuss our acquisition of Heartland Payments Systems. We will also discuss our second-quarter financial results and provide updated guidance for FY16. Accompanying slides are available via our webcast. Following the filing of our transcript of today's call with the SEC, a webcast replay will also be available at Global Payments' Investor Relations website.

This call is scheduled for one hour and joining us today on the call are Jeff Sloan, our Chief Executive Officer; Bob Carr, Chairman and Chief -- excuse me, Chief Executive Officer of Heartland Payments; David Mangum, our President and COO; and Cameron Bready, our EVP and CFO.

Before we begin, I'd like to remind you that some of the comments made by management during the conference call contain forward-looking statements that and actual results could differ materially from these statements. Factors that could cause actual results to differ are discussed in our note about forward-looking statements in the press release we issued today in our and Heartland's SEC filings.

In addition, some of the comments made on this call may refer to non-GAAP financial measures. Reconciliations to GAAP results are included in the press release we issued today which are available on our website at investors.globalpaymentsinc.com. Now, I'd like to introduce Jeff Sloan. Jeff?

Jeff Sloan:

Thank you, Jane. And thanks everyone for joining us this afternoon on short notice. We are delighted to announce that Global Payments has today entered into a definitive agreement to acquire Heartland Payments in a landmark transaction for the payment industry.

I am pleased to be here with Bob and together, we will discuss the strategic rationale for this combination. Cameron will then review the financial details of the transaction and also discuss our second-quarter earnings and our now raised guidance for FY16.

This partnership will be a major milestone for Global Payments, transforming us into the leading provider of integrated payments technology solutions worldwide. Importantly, the transaction also positions our Company as a leading provider of payment solutions for small to medium-sized enterprises in the United States.

The merger combines two of the fastest organic revenue growers in payments and offers the opportunity to further accelerate revenue growth: margin expansion and cash earnings-per-share growth. We believe that we can accelerate revenue growth by 100 to 200 basis points annually over time through substantial revenue enhancements.

We also plan to realize the benefit of the best of both of our companies, which we expect to generate cost synergies of at least $50 million in our FY17 and approximately $125 million annually thereafter. At our recent investor conference, we reviewed the progress against our strategic scorecard as well as opportunities to accelerate transformative growth across our margins.

We believe this transaction meaningfully enhances both of those objectives. First, the partnership adds more than 1,400 sales professionals and 300,000 direct merchants, allowing us to further grow and control distribution in the United States, our largest market.

Second, we believe we can leverage Heartlands products and services globally. For example, Heartlands Campus Solution business has a growing presence in the higher education market overseas as do we. By combining our global sales capabilities with the Campus Solution platform, we expect to grow far faster together than we can separately.

Finally, we believe we can accelerate growth in Integrated Payments Solutions by combining OpenEdge's unique partner integration, marketing and distribution capabilities with Heartland's deep technology and expertise and hospitality point-of-sale solutions. Many of these point-of-sale solutions have overseas capabilities as well, which we can pair with our acquiring presence in 29 countries to drive additional growth.

These solutions will be integrated with our existing investments in globalizing OpenEdge, as we discussed extensively during our investor conference. Before I turn the call over to Bob, I want to highlight the importance of our common cultures and the critical role of our employees and the success of this transaction.

Each of us shares the view that our people come first and that neither of our businesses would have achieved the successes that has enjoyed without our dedicated employee bases. To that end, we plan to retain the Heartland name, merchant bill of rights and sales professionals bill of rights after the transaction.

Finally, it's worth a moment to reflect on the amazing job Bob and his team have done, building a Fortune 1000 Company in the payments industry. I personally have known Bob for 15 years and have watched him build his innovative high-growth Company that we look forward to welcoming into the Global Payments family. I will now turn the call over to Bob for his thoughts.

Bob Carr:

Thank you Jeff. It's a privilege for me to be here with Jeff Sloan and the leaders of his management team. I'm excited because this merger meets so many of my personal goals for the future and the succession of the leadership of Heartland.

First and foremost, it was important for us to find the best possible home for Heartland's 4,588 employees, including our world-class sales organization, our best in the industry IT team members, and the most outstanding customer service organization in the industry. We have learned and grown a lot over the years at Heartland and we have much to be proud of.

The deal clincher for us was when Jeff and David Mangum and Cameron Bready agreed to operate our business in the US under the existing Heartland brand, the most respected brand of all US processors. We will continue to operate with our fair dealing culture with the foundation provided by the merchant bill of rights and the sales professionals bill of rights.

We will perpetuate the best commission sales compensation model on the planet, with signing bonuses and residuals and portfolio equity. This will allow our employees to continue to be treated with the same level of respect they have been treated with for the past 19 years.

Our customers will be in great hands because we will be using the innovative tools and industry best facilities that we operate our businesses in today. What is very exciting is that we will no longer be restricted to doing business in the 50 states. We will be able to sell into Canada, finally, and the UK and other countries where we have ISP customers but no ability to process their payments today. This will be a powerful advantage for us for so many of our customers and sales professionals. And our investors will profit immensely from this transaction.

We started out with a stock price of $0.60 back in 1997. We went public in 2005 with a price of $18 and that climbed to $33 in less than two years. And then of course, we hit the double whammy of the economic collapse and our breach. Our stock fell to $3.45 in March of 2009. I think our investors are going to be very pleased with this transaction at $100 per share.

But just as important is the incredible opportunities this combination provides our employees to become part of what I believe will become the most valuable payments company in the world. The combined power of Global and Heartland is going to surprise a lot of industry watchers.

Upon closing, we will continue with not only our name but our traditions, and history of providing unmatched customer service, having the most innovative products and our employees will continue to say this is a great place to work. I am so very proud of all we have done and where we are going. The future is indeed bright and now back to Jeff.

Jeff Sloan:

Thanks Bob. Together, we will become the leading global provider of integrated payment technology solutions, a key area of emphasis at our investor conference, with approximately $650 million of annual net revenue. Our integrated businesses are quite complementary; for example, Heartland Commerce has a market leadership position in the restaurant and hospitality verticals.

Not an area of significant historical presence for our OpenEdge business. Also, Heartland's School and Campus Solutions are expected to enhance our presence in a number of universities in the United States and globally, while also providing us with a leading position in the K-12 market.

Heartland's ability to deliver software-as-a-service also opened additional avenues for business model enhancement over time. We believe that the combined company will have one of the highest rates of organic growth in our industry, with technology-enabled distribution, net revenue of $1.1 billion annually.

In addition, the transaction will meaningfully shift the mix of our revenue towards the United States, our largest market and one of the most dynamic payments markets worldwide. Of course, the combination will further accelerate the trends toward direct distribution which we have been emphasizing over the last several years. Now I'd like to hand the call to Cameron.

Cameron Bready:

Thank you, Jeff, and Bob. And good afternoon, everyone. We very much appreciate your joining us to discuss the significant transaction for Global Payments. As Jeff noted, we entered into a definitive agreement to acquire Heartland for $4.3 billion, including the assumption of approximately $500 million of Heartland net debt.

Consideration for the transaction will consist of 0.6687 shares of Global Payments' stock and $53.28 for each share of Heartland's stock at closing, subject to the terms of the merger agreement. Existing Global Payments' shareholders will own approximately 84% of the combined entity.

The cash portion of the consideration will be funded with fully committed debt financing. Upon closing, the pro forma business will have approximately 157 million shares outstanding and approximately $4.4 billion of debt. Pro forma leverage for the combined company at closing is expected to be approximately 4.4 times on a debt-to-EBITDA basis.

Importantly, given the strong cash flow generation profiles of the pro forma business, we expect to return to our target leverage ratio within approximately 18 months. In the intervening period, we will retain ample capacity to continue our balanced capital allocation strategy. We anticipate mid-single-digit accretion on a percentage basis from the transaction in FY17 and double digit accretion thereafter.

Our expectations for accretion assume the cost synergy estimates that we have highlighted but do not reflect the anticipated revenue synergies that we have described.

We are particularly excited about the growth characteristics of the combined company and the implications to our cycle guidance. As you will recall, at the beginning of this fiscal year, we raised our cycle guidance for the next three- to five-year period.

At that time, we indicated that we expect to drive mid- to high single-digit organic net revenue growth, expand margins by up to 50 basis points annually, and grow cash earnings per share in the low double-digit to mid-teen range over the cycle. As a result of this transaction, on a pro forma basis, we now expect adjusted net revenue to grow in the high single-digit range on an organic basis, as we are combining two of the fastest organic revenue growth companies in the industry.

Further, while operating margins will be reset to a slightly lower base in the near term, as we comport Heartland's presentation to our convention, we expect to be able to accelerate operating margin expansion up to 75 basis points annually. Importantly, we remain committed to our longer-term goal of operating margins in the low 30% range. Lastly, we now expect to be able to grow cash earnings per share annually at a mid-teen pace over the cycle.

The combination of Global Payments and Heartland presents a tremendous value creation opportunity through the realization of both substantial revenue and cost synergies. Jeff and Bob already addressed the expected revenue synergies from merging these two businesses so I will not repeat those.

I will, however, note that we expect these revenues synergies to add 1% to 2% to the pro forma companies' annual growth rate over time and that these opportunities are not reflected in the accretion estimates that we have provided for the transaction. In addition to the opportunity we see to accelerate organic rates of growth, we also anticipate that the merger will allow for the realization of significant cost savings.

We expect to leverage Global Payments leading worldwide scalable platform and combine the best of each company's technology and operating environments to drive cost synergies. Consistent with our current strategy, we will also look to combine our workforces under our unified operating model.

This integration will optimize our cost structure and position the Company for strong growth while continuing to provide best-in-class customer service worldwide. We currently estimate that we would generate at least $50 million of cost synergies in FY17, building to approximately $125 million annually over time.

Before turning the call back to Jeff, I would like to briefly comment on Global Payments' FY16 second-quarter results and our raised outlook for FY16. We are delighted to report another solid quarter despite the continued impact of strong foreign currency translation headwinds across a number of our markets.

For the quarter, net revenue growth was 5%, or 12% on a constant currency basis and reported cash operating margins were 29.6%. On a constant currency basis, operating margins expanded 60 basis points year over year.

Cash earnings per share increased to $0.76, reflecting growth of 15% over FY15, or 29% on a constant currency basis. It is worth noting that we absorbed an additional $0.01 to $0.02 of negative foreign currency impacts in the cash earnings per share and roughly $5 million into revenue in the second quarter relative to our expectations as of our last call in October.

Turning now to guidance, we are again raising our FY16 outlook, notwithstanding our expectation that we will face incremental negative foreign currency translation impacts relative to our previous outlook. We continue to expect our FY16 net revenue to grow 6% to 8% from FY15 and range from $2.06 billion to $2.10 billion.

But for the impact of currency, we would have expected to trend toward the higher end of our guidance range. It is worth noting that this revenue growth rate is 10% to 12% on a constant currency basis. We are again increasing our cash earnings per share and operating margin expectations for the full year.

Cash earnings per share are now expected to grow 15% to 19% over FY15 and range from $2.90 to $3. We also now believe cash operating margins will expand by as much as 60 basis points in FY16 on a constant currency basis. Naturally, this FY16 guidance does not reflect any impact from the acquisition of Heartland. I will now turn the call back over to Jeff.

Jeff Sloan:

 Thanks, Cameron, and thanks, Bob. Global Payments has demonstrated through our strategic investments that we have been able to create substantial value for our employees, customers, partners and shareholders. We view the combination with Heartland Payments as the next logical extension of our model to accelerate transformative growth as we create the leading payment technology company globally.

We look forward to closing the deal in the fourth quarter of our FY16. Bob, Cameron, David and I are all happy to take your questions. Jane?

Jane Elliott:

 Before we begin the question-and-answer session, I'd like to ask everyone to limit their questions to one with one follow-up in order to accommodate everyone in the queue. Thank you. And operator, we will now go to questions.

QUESTION AND ANSWER

Operator:

Thank you.

(Operator Instructions)

Andrew Jeffrey, SunTrust.

Andrew Jeffrey:
Thanks and congratulations to all. I would agree it's a watershed event in the industry. I wondered if we could just get a little bit of background. I think having followed Global and Heartland for a long time, one of the stumbling blocks perhaps historically to a deal like this would have been very different cultures and go-to-market strategies. I'm just wondering what's changed in that view.

Is it the fact that Heartland has demonstrated that its sales force has become that much more productive? Is it the change in the technology-enabled distribution strategies? I'm wondering if we could get a sense as to what might have bridged, at least historically might have been perceived cultural issues or impediments with a deal like this.

Jeff Sloan:

That's a great question, Andrew. It's Jeff. I'll start and let Bob and David to comment as well. I would say -- as I said in our prepared remarks, I would view this as a very natural extension of what we've been doing with APT and PayPros and of course, OpenEdge.

And I would say as we look at the business, as I've described in the remarks, we thought about Heartland Commerce, we've thought about their software-as-a-service business in the case of the school and educational market as very complementary to market that we're not indirectly but we think are very much adjacent to what we're doing today.

I would also say as we have brought in the nature of the business and Andrew has really focused on direct distribution, as we discussed in our investor conference, it's hard and in my opinion, to find a better example of well-run go-to-market direct distribution the way that Heartland has done over a period of many years.

So I think from our point of view, as we have thought about, what we have built the last number of years, where we would like to be as a Company, where we would like to take our ability to control interactions with our merchant base. For us, it was really not that much of a question that Heartland would be a great potential partner and speaking for us, I think that's how we thought about the announcement. Bob, do you want --?

Bob Carr:

Andrew, thank you for all your support over the last 15 years. You've been there every time. And I'm going to miss talking to you. I think there's several things going on here. Back in the beginning we were in ISO, and I used to write for Paul Green screen sheet a lot.

And we started when Heartland Payments was formed. We were an ISO processor and we decided early on that we couldn't manage the people, the ISO folks because they didn't know who was selling for them. And but the ISO model got very dominant and then with the integrated space, going into the dealers became more and more. Part of it, the landscape and the most significantly, as our business model began to work big time.

And when we broke through $10 million of installed margin for the first time a few months ago, that sort of was the deciding factor.

This is the sustainable model in the industry for sales. And we've been able to incorporate the dealer communities with our ISV purchases and demonstrate that we not only have the direct sales force but we have the dealer partners around the country.

And Global's motto, their motto is virtually identical to that in terms of the dealers and the ISVs. So I think the industry's changed in such a way that you're getting the best of both worlds combined into one sales model right now.

David Mangum:

I think I would echo from a go-to-market perspective, Andrew -- this is David, by the way, exactly what Bob said because we've looked at the two businesses. We've been struck by the lack of overlap in the businesses themselves as they go-to-market, from a distribution perspective, but the absolute symmetry and like cultures, believe it or not, is a go-to-market strategy matter.

So we're both focused on direct distribution. We're both focused on technologies enabling payments and simplifying the process of the small-to-medium-sized business person running his or her business, operating that business, so applying technology to payments. So when we think about going to market, to be really clear as a cultural matter, we're really very similar. We think about going to market and applying technology to payments and to be even more specific, as we go forward, the segments of Heartland will continue to go to market as they do today.

And maybe more specifically, for what I would call the most visible part of Heartland historically, the core agent sales drive so much department's growth, we absolutely plan to maintain the levers that have created this unique sales culture and engine, the brand the merchant bill of rights, the sales professional bill of rights and the sales team tools that this remarkable team Bob has built go to market with.

Andrew Jeffrey:

Terrific. Thank you very much for that.

Operator:

George Mihalos, Cowen and Company.

George Mihalos:

Hi guys. Congratulations and thanks for taking my questions. I guess just to follow-up on the prior question, as you look at the different lines of business within Heartland, are there any that you would view as non-strategic to the forward model of the combined entity and how quickly do you think you're going to be able to take some of those products and services and push them over in some of the international markets?

David Mangum:

Yes, this is David, again, George. Great question. Through our diligence and our work with Bob and his team, we have not identified any assets that we don't think are right for opportunities for growth going forward. So if you think about that for a moment, you mentioned Global. We have Global applicability and opportunity for all of the technology assets that Heartland has acquired and built over time.

More specifically, we spoke with you at the investor conference for Global Payments about taking OpenEdge, our integrated payments business abroad and accelerating growth, as it pursues its verticals around the world. When you look at the verticals in which Heartland is strong in hospitality, restaurant, quick service, fine dining as well as education, those are verticals that OpenEdge does not pursue today, whether United States or abroad.

We think we can quickly move to focus in the United States, on dining, on quick -- on fine dining, excuse me. On quick service and the on the rest of the hospitality in the United States with the combination of dealers, ISVs and our unique OpenEdge ecosystem, our purpose-built ecosystem of marketing campaign management, leading management and integration management to go right after those verticals in the States and then give us a little bit of time to take those other assets abroad.

As we've told you, we expect to accelerate growth by 1 to 2 percentage points over time. I think it will be sooner than you might imagine in your models when we think about the international opportunities to globalize or to expand, particularly the higher education, the Campus Solution -- that's on the School solutions and the core point-of-sales software and hardware technology for hospitality.

George Mihalos:

Okay, that's helpful. And just as a quick follow-up, maybe a question here for Cameron. The $50 million in synergies for, I guess FY17 that you're talking about, will that be sort of average for the year or is that the level of synergies you expect to end the year at, from a cost take-out standpoint?

David Mangum:

No, I think -- that's a good question, George. Thanks for that. I think the right way to think about it, that's the level of expense we would expect to be able to eliminate in FY17. It's not the end of FY17 run rate number so we believe we would say $50 million of costs or remove them from the expense line in FY17, that number growing, as I mentioned before, to $125 million thereafter on a full run rate basis.

George Mihalos:

Okay, thank you.

David Mangum:

Thanks George

Operator:

Steven Kwok, KBW.

Steven Kwok:

Hi, can you hear me? (multiple speakers)

Cameron Bready:

Now we can, Steven.

Steven Kwok:

Okay, sorry. I guess I was muted before, but in terms of the leverage ratio, it's 4.4 times at the end of the deal. I was just wondering, can you talk about how much free cash flow you expect to generate and how fast you can deliver over time?

 Cameron Bready:

Yes, it's a really good question, Steven. This is Cameron. I'll address that. So we are, on a pro forma basis, at the leverage around 4.4 times. As I mentioned my prepared remarks, we expect to get back to our target leverage ratio which we've talked about historically been anywhere in that 2.5 to 3.5 range within an 18-month timeframe.

So this pro forma business is going to generate more than $550 million of free cash flow annually so that deleveraging profile of this business is one of the most attractive elements, frankly, of the structure we put in place to capitalize the business going forward. So the beauty of how we structured it is obviously our ability to continue to execute on our strategic capital allocation plans going forward while delevering the business over a very quick period of time.

 Steven Kwok:

And then in terms of the - does this deal then preclude you from deal from doing other deals going forward given the high leverage ratio?

 Cameron Bready:

Steven, it's Cameron again. No, I would say the short answer is it does not. We maintain ample capacity to continue our capital allocation strategies, as we've talked about before. Naturally, this is a large transaction. It's the largest we've done in our history. We'll be very focused on executing well integration, realizing the revenue and expense synergies that we have highlighted today.

But certainly, as we continue to grow and expand our business globally, we'll look to pursue those opportunities, expansion opportunities, M&A opportunities that we think have the capability of augmenting our strategy and helping us to grow the business.

Jeff Sloan:

Steven, it's Jeff. I would just say we continue to be very active in our discussions in Europe and Asia. Of course, I think Bob has us covered here for the time being in the United States, but as it relates to Europe and Asia, I would expect us to continue the same playbook that we've been working off of over the last number of years

 Steven Kwok:

Great. Thanks for taking my questions

Jeff Sloan:

Thank you

Operator:

Kevin McVeigh, Macquarie.

Kevin McVeigh:

Great. Thanks and may I add my congratulations as well. Cameron or Jeff, can you help us understand the next step up in terms of the synergies from $50 million to $125 million? Any way to bucket what those incremental savings are?

Cameron Bready:

Sure. I can give you a high-level, I think, preview and we'll obviously provide more detail as the time progresses in terms of where we expect to realize synergies from and how we expect to realize synergies.

But if you think about the two businesses and we talked a bit about this in our prepared comments, these businesses are obviously heavily dependent upon technology and operating environments to continue to grow and expand the business and deliver the type of service we both collectively want to be able to provide our customers here in the US and around the world.

So as we look to the two businesses, we clearly see opportunities to create synergies in the area of technologies and operations as we combine the best of both companies and really look to drive a highly leverageable, highly scalable technological and operating environment going forward and naturally, in any public company transaction of this nature, there's a lot of overlap in third-party expenses, and external costs associated with being public companies that we'll be able to eliminate as well.

So in the area of general and administrative expenses naturally, you would assume, in a company transaction of this nature that we'd be able to realize synergies there as well. But we're focused on obviously creating value through realizing revenue and expense synergies but it's more about combining the best aspects of each of our two companies in a manner that's going to create the preeminent payment company worldwide going forward.

Kevin McVeigh:

Got it and then only one question but is there -- can you just help us with the tax rate in the combined entity?

Cameron Bready:

Sure. I'll give you a little bit of a guide. We'll obviously be able to provide more a little color on that going forward, given that Heartland's Payment is a purely US business at this stage, their effective tax rate is little bit higher than ours. So it's roughly 38% or 39% so on a pro forma basis, I would expect the combined entity to have an effective tax rate of around 30%, 29% to 30%, in that ballpark.

Naturally, we'll continue to look to strive to find ways to minimize the effective tax rate for the pro forma business and we're in the process of already thinking through strategies that would allow us to do that but given the nature of the business that we're acquiring, it will raise the overall effective tax rate for the pro forma business but naturally, that's all reflected in the economics we provided today.

Kevin McVeigh:

Awesome. Congrats again.

Cameron Bready:

Thanks, Kevin.

Operator:

Paul Condra, Credit Suisse.

Paul Condra:

Hi, sorry about that. Congrats on the deal. I tried -- I had a follow-up on the $125 million as well. So is that where you expect to be by 2018 or is that kind of where you expect to get at some point in the future? I need a little more clarity there. Would you call that, say, a conservative forecast or how do you get to that number? What you're thinking about that?

Cameron Bready:

It's a good question. Paul, it's Cameron. I'll jump in again. Again, our expectation is we'll realize $50 million of those synergies in FY17 and we expect by the time we get to -- excuse me, FY18, we'll be at the $125 million run rate number. The way I would characterize those estimates is obviously we've spent a lot of time with Bob and his team.

And I think we have a good handle as to where the opportunities are, as we look to, again, to combine the best of both companies and more highly focused on delivering on a number that we're providing you today. I think we have a good track record as a management team delivering on the commitments that we make in the industry.

Jeff Sloan:

Paul, it's Jeff. I would just add to that, that I feel like in Bob's company and our company more generally, one of the other things that I think is very attractive about this partnership is that both companies are operated very well and are coming out of a position of strength so really, this is a right time to combine two of the fastest organic revenue growth rate companies, both of which are really on their own, firing on all cylinders. As we said in our prepared remarks, we think we can do a lot more together than we can do separately

Operator:

Bryan Keane, Deutsche Bank.

Bryan Keane:

Hi guys. Congrats. I jumped on a little bit late. SO I don't know if you talked about this, Jeff, but how long have you guys been talking about a potential deal here because I didn't get the sense at the Analyst Day that something of a big size was really in the works. So I'm a little bit surprised to see the magnitude of the size of the transaction and then secondly (multiple speakers) -- and then just secondly, just financial metrics you guys used to value Heartland Payments would be great. Thanks.

Jeff Sloan:

Sure. I'll start and Cameron can comment on financial metrics, Bryan. Well, first, I think we've got good poker faces. Maybe that's one way to answer your first question but no, listen I've known Bob for 15 years, at least 15 years. I would say that I called Bob a couple months ago to talk about whether this makes -- may make sense but it's really born out of a long relationship that we've had with Bob and Heartland and have a lot of respect for the company and I would probably leave it at that. Cameron, do you want to talk about the second question?

Cameron Bready:

Sure, I'd be happy to. Bryan, I would say this deal is no different than any other deal that we look at. I think we've been very clear in our history in terms of how we think about valuing and value creation associated with our M&A activities. This transaction, we looked at certainly from a cash earnings per share accretion point of view and we looked at it largely from an IRR point of view to determine is this the best use of our capital relative to the alternative uses of that capital.

And needless to say, I think when we ran the math and we looked at the economics and the value creation and more importantly, strategically, what we can do together as a business, I think we're very confident that there's meaningful value creation opportunities here. The IRR from this transaction is very powerful relative to the alternative pieces of the capital and the multiples are, I think, attractive, all in, particularly in light of the synergies that we expect to be able to realize, both from a revenue and expense point of view.

Bryan Keane:

Okay, and just a quick follow-up. Is there a base number, EPS number that we should use to get to the accretion again? Just because it's a little difficult, the moving pieces to get to the mid-single-digit accretion in the first year given the higher move in the tax rate. I just want to make sure I've got my numbers correct. Thanks so much and congrats.

Cameron Bready:

Thanks, Bryan. I would guide you to the Street number for now. I don't think that's a poor estimate to start with. I think we're fairly transparent in terms of the cycle guidance that we have outstanding and what we think we can achieve as a business so I think the Street estimates are a good place to start.

Operator:

 Jason Kupferberg, Jefferies & Company

Jason Kupferberg:

Hi guys. Just wanted to see if you can talk a little bit about the valuation multiple here. I guess we're upwards of 30 times next year's Heartlands earnings and just wanted to get a sense, like, in that context, would -- is there a competitive nature to this deal? I know, Jeff, you just gave a little bit of background. It sounds like it all came together relatively quickly but was there any competitive element here or was this kind of a self-service conversation and is there any breakup today?

Jeff Sloan:

So I would just say Jason that, as I said to Brian, I reached out to Bob and I'll just leave it at that. I'll leave it at that for now. In terms of the multiples, as Cameron was alluding to, we think this was done on a multiple basis that was consistent with both APT and PayPros, as it relates to revenue and EBITDA before we factor in the synergies and then after the synergies, compares very favorably, as Cameron just mentioned, given the sides of the opportunity are relative to the size of the EBITDA of Heartland. So as we look at it, we feel pretty good about how this stacks up compared to deals we've done and deals that have been done in the marketplace.

Jason Kupferberg:

Okay and then just in terms of the respective sales force, I know you talked about keeping the compensation model intact for Heartland. What else is being done to make sure that you retain, especially the best Heartland's salespeople and will there be any change in the comp structure for GPN's direct sales force in the US.

David Mangum:

Jason, David here, again. I would point you back to the opening comments when Jeff, Bob and I were talking about how we go to market and the cultures. The beauty of this transaction, from our perspective, and it became increasingly apparent from the work we did was the lack of overlap across these channels.

If you look around our channels in the United States, we obviously have our OpenEdge business. We discussed that earlier; that's our integrated payments business with no overlap, really, whatsoever in terms of verticals pursued by the technology-enabled businesses that Heartland has.

More specifically, just to be really clear about that one, less than 5% of our OpenEdge volume comes from the combined verticals that Heartland serves so well: hospitality, quick service restaurant, fine dining, dining, education. So really a terrific opportunity actually to add to make one and one equal three between those technology-enabled businesses.

When you look at the Asian sales force, we want to retain that culture, the unique nature of it. We're absolutely convinced that, that's what drives the growth you see so impressively in Heartlands results, particularly the last two or three years. It's been amazing progress. As Bob's talked about on our call as well as the last call, he has Heartland Payments.

If you around the rest of our United States channels, we don't intend to fundamentally change anything. We have ISO partners who are still a core part of one of our channels. They are not obviously our sole strategy going forward, as you've known, and watched us execute the last three years or so.

But for our ISO partners, the competitive dynamics of this industry don't change at all. So I think solid news for them and the more tools we absorb from the combined companies, for example, boarding from Heartland Payments, those will be made available to our ISO partners. When you look at our direct sales channels in the United States, there we have sales folks who work with discrete bank partners, that tend to operate a little up market, of the core Heartland market, so those folks are in very good shape going forward as well.

Again, more tools and products for those folks to sell, just as we'll provide more tools and products to the Heartland's sales professionals. They will be able to sell it from the combined companies so to use a phrase Cameron used earlier, when we combine the best of both of these businesses, we have real opportunities in every channel we serve in the United States without creating messy channel conflict that you might be worried about from that question.

Jason Kupferberg:

Yes, okay, well, thanks for the color and congrats on the announcement.

Jeff Sloan:

Thank you.

Operator:

David Togut, Evercore.

Mike Landau:

Hi, this is Mike Landau in for David Togut. First, I was wondering if you could provide a bit more of a timeline from when you expect to combine the platforms for both businesses?

Cameron Bready:

It's Cameron, Mike. I would say it's a little early, perhaps premature to get out in front of the exact plans that we have for combining platforms and how, as I've described it, it's been mentioned a couple times today, how we intend to get the best of both businesses and combine that into the combined business that we'll operate going forward.

So I think as we looked at the synergy estimates that we provided, I think that gives you a good time frame and an overall sense is, how we would expect to realize synergies over the course of time. Without getting more specific than that, I think that's probably the best overview we could give today.

Operator:

Wayne Johnson, Raymond James.

Wayne Johnson:

Good afternoon. So on the channel question, sales channel question, will you maintain, will Global Payments maintain a separate and current commission structure versus what Heartland is being paid? Is there any consideration to change Global to look more like Heartland or will they be operated completely separately?

Bob Carr:

So this is Bob. I'll jump in on that one. The Heartland's model is going to drive, I believe, under Global for a couple of reasons. One is that we have a lot of salespeople who come from other countries and I think they're going to be able to add a lot -- a whole new dimension here that doesn't exist in the industry.

For years, people have been saying, I can go back to my own country and represent Heartlands and we're like, well, yes, you've have to wait for that and it's never happened so I think that's a huge opportunity. Our portfolio equity model seems to be unique in the industry and it's something, as long as it's debt to cap, I think that our salespeople are stay in place, under the leadership of some really exceptional leaders.

Tony Capucille started off with us right out of college as a rep and he now runs the entire organization of 1,400 people. He has Vincent and Jason there with same thing. They have tremendous credibility with the regional managers, with division managers, the RNs. So I think our -- I think we hit a great stride and it's going to be able to take existing organization of Heartland much further because we have not penetrated all parts of the country in an effective way. I'll let David speak to the issue of how that's going impact with your direct people

David Mangum:

Yes, I couldn't put it at all better. Thank you Bob for that. I would say almost a mirror image of what Bob said. The unique opportunity to take the model abroad, particularly in places where maybe we're still building our direct sales presence, Brazil, in places like that, where you have a unique opportunity to really hit the ground running with the model.

In terms of Global, we'll go and look at the combined channels, channel by channel, and figure out the best solution but I'm going to say again what I said at the very beginning of the call. We intend to operate that core agent channel the same way that Tony and Bob has operated it, that unique culture is what drives the growth.

The question is whether we can export it, as Bob correctly pointed out, abroad, the places where that same equity approach fits. We'd be fairly foolish not to learn from that and apply that wherever it fits anywhere else around the world or any of our other markets or channels. So look for us though to continue to leverage what's really exciting about this deal, Wayne, which is no channel overlap or very minimal channel overlap as we go all around the United States.

Unique opportunity for additional cross-sales of the value-added products in Heartlands to Global's direct, existing direct channels, unique opportunity, that frankly, no one else in the world has to globalize the product sets in education, hospitality that Heartland brings the market and potentially globalize the equity comp scheme where it applies in markets around the world

Wayne Johnson:

I appreciate the answer so thank you very much for that color. It sounds like an exciting combination. On a technology front, so just to be abundantly clear, you guys intend to operate two separate platforms then, on the technology side with electronic bridges where necessary, so to speak?

Jeff Sloan:

Wayne, it's Jeff. I'll just point back to what Cameron said a minute ago. I think we're going to combine the best of both of our companies worldwide at Global Payments as an aside. Worldwide, as you know, we operate a unified technology and operating culture so I think, as we make progress with our partners at Heartland, we will figure out what the right -- best of both companies really is from a go-to-market technology point of view.

But until then, we can't really say what the ultimate outcome is going to be. So bear with us. I think we've got a good track record of executing on new partnerships globally and I think we and Heartland will be very pleased by the outcome.

Wayne Johnson:

Congratulations on the exciting announcement

Bob Carr:

Thanks Mike

Operator:

Dan Perlin, RBC Capital Markets.

 Dan Perlin:

Thanks guys and congratulations. Just a couple quick ones. The -- what I'm looking at -- I'm looking at these calendarized numbers for both you guys and Heartland. You look like you're jumping off points for adjusted EBITDA is kind of in that 32%, 33% range for yourselves and Heartland is around 27.5%, maybe 28%.

With synergies, it looks like you get back to that on a pro forma basis in 2016, so -- and that gets me to the $1 billion that you guys are talking about. I guess, point one, is that the right jumping off point for us to start with? And then two, I just want to make sure total consideration, it looks like 53% of this is going to be financial debt, which are upfront costs associated with that and then the remaining part is just all stock? Thanks. (multiple speakers)

Cameron Bready:

Yes, so Dan, so it's Cameron. On the first one, I think your math is generally correct. If you're thinking about EBITDA multiples, however, I would caution you, our net revenue convention and Heartland's existing net revenue convention are slightly divergent. We will look to obviously morph that over time.

The numbers we quoted in our release and also today, the roughly $3 billion of net revenue and greater than $1 billion of EBITDA going forward are based on our convention, which we would expect to adopt obviously going forward. As it relates to the financing of the transaction, our intent, as we said earlier today, is to continue to utilize our existing Term Loan A and credit facilities that we just redid this past summer to amend and extend those facilities and then raise a new term loan to support the execution of the transaction.

So we'll -- there will be new debt requirements of roughly $2.6 billion to fund the transaction and that includes refinancing Heartland's existing debt and the price of that is going to be, obviously, market-based pricing growth, leverage profile of this type business. SO I would say for purposes of modeling, if you're trying to get a bit of a head start, I would average something in roughly the 4% range is probably a pretty good starting point, 4% to 4.25% on a blended basis for the different tranches of debt that we'll have in place to finance the transaction

Dan Perlin:

Got it. All right. Thank you.

Cameron Bready:

Thanks Dan.

Operator:

Jason Deleeuw, Piper Jaffray.

Jason Deleeuw:

Thank you. I just want to offer my congratulations to both companies. The question I have is on the revenue synergies, US versus international. It sounds like a lot of it's expected in international; is that the case in how you're thinking about the revenue synergies?

Cameron Bready:

Jason, we're actually think about it almost right down the middle. I think the international opportunities are really, really substantial across our 29 markets, and as Bob said, international sales folks as well as international product that already exist in some of the point-of-sale staff businesses but don't undersell the opportunities in the United States for additional cross-sales or there's value-added products, whether it's the gift in loyalty, even payroll.

And we think we really can create something powerful between OpenEdge and the hospitality dealer and staff businesses that Bob runs and Heartland's Commerce. So the big numbers, the way we conceptualize it is roughly half and half for now. The sequencing module may be a little different though. There's more we can do in the United States more quickly than abroad and remember these are targets we expect to achieve over little bit of a period of time.

Jason Deleeuw:

Great and then on the integrated point-of-sale channel in the US, Heartlands had a little bit different strategy from some other players. They've owned -- they've acquired point-of-sale software. I guess, how are you guys thinking about that channel and the go-to-market approach there. Do you see any changes or is it just going to be a continuation of that strategy? Thank you.

Jeff Sloan:

I think -- great question. I think what you'll see is a continuation of that strategy. When we were at the Investor Day with you folks a few weeks ago, we talked about extending OpenEdge globally, extending omnicapabilities globally through a series of growth but we also talked quite specifically about going deeper into the technology stacks, the software, the integrated hardware that works with the payments that helps small to medium-sized business, particularly but also larger enterprises run their businesses.

That's sort of a quick way I might summarize what the Heartland's team has done with Heartland's Commerce, looking point-of-sale, hardware, software, perhaps morphing into a staff model married to the payment and helping business persons run their business. So we're going to continue that strategies.

We may tweak the distribution and augment it by carrying it more with OpenEdge and going square at dining and hospitality with our OpenEdge model, but we're also going to continue the direct strategies just as we have with some of our other businesses like our gaming acquisition from several months ago. A deep marriage of our payments and technology, the technology that runs casinos just as we'll do with small to medium-sized merchants, really around the world, over time.

Jason Deleeuw:

Great. Thank you very much.

Jeff Sloan:

Thank you

Operator:

Craig Mauer, Autonomous Research.

Craig Mauer:

Yes, hi. Couple questions. First, are there any assumptions being made in guidance related to pricing, considering Heartland's had, over time, near change pass-through type structure? And secondly, when looking out to future guidance, I was wondering how much of that is related to or what you're expecting will be the contribution from the European regulatory changes and if those changes provide any unique opportunities as it relates to this deal? Thanks.

David Mangum:

Craig, it's David. I'll start and turn it over to Cameron, and really just answer your first question from a business perspective. If I point back to what we've described a couple of different times, our intention is to continue to run the Heartland business model, that agent sales channel with the way it operates, the way it markets themselves, the product, the unique culture around merchant bill of rights, the sales professional bill of rights we intend to continue. Cameron?

Cameron Bready:

Yes, so I think that's a business way of saying, no, we don't have any plan or changes in place as it relates to pricing. When we look at the opportunities to create value from this transaction, it's really about leveraging again the best of both companies. Heartland is well-established, certainly fantastic sales culture, sales performance, new store sale installations, and new installed margin growth and combining that with the best of what we have in the US market as well.

So again the accretion assumptions that we've given today assume again, no revenue synergies but certainly not any pricing changes as well. To your second question, as it relates to the European market, I think we've said for quite some time, we view Europe as a very attractive market and there's aspects of what we've talked about today, as did David, I think has described very well, where we see great opportunities to leverage certainly some of the technology and products and solutions, payment solutions that Heartland has today into our European business.

I think education is a good example of where we see a fantastic marriage of Heartland's technology in our existing presence in the education vertical, particularly in the UK market, for example, or other markets in Europe where we see great potential to marry that technology with our existing presence to drive incremental value and revenue synergies for the business.

As the EU market evolves, barriers between different EU countries go down, certainly the ability to leverage that across a broader EU footprint is in, I think, part of the blueprint but certainly that is something that we would expect to materialize over time.

Craig Mauer:

Thank you.

Operator:

Jim Schneider, Goldman Sachs.

Jim  Schneider:

 Good afternoon. Thanks for taking my question and congratulations. Just one question related to the geographical distribution of Heartland in the US. There's clearly some concentration historically that you've had within the US. It sounds like your bigger priority or more immediate priority is expansion of Heartland's model internationally but can you maybe talk about whether some additional regional infield makes sense within the combined umbrella at both companies.

David Mangum:

Yes, this is David, Jim. Thanks you for your interesting question. I think as we've worked with the sales teams and Bob mentioned Tony leading the sales team. There are opportunities for a broader geographic penetration and in some cases, a different market penetration within that sales model. We do intend to pursue those strategies.

I don't know that I'm going to talk about them in detail on this call tonight but you do raise a very good point where there's white space, one of the things that was attractive to us in diligence is where there's white space, there's a plan to go attack the white space.

So we do intend to follow that strategy and again, where applicable, take the model and not just this model, the model for the point-of-sale, the model for the other businesses in education, as Cameron mentioned a moment ago, more to accelerate the international growth where applicable in the 29 markets we serve directly around the world

Jim  Schneider:

And then just as -- thank you. As a similar related question, can you maybe just talk about the opportunity to extend the reach into additional verticals that Heartland isn't servicing today within the US and what this might be?

David Mangum:

Yes, I'd be happy to. I think now that there's partners to OpenEdge and also we discussed with you guys the Investor Day in terms of greater penetration in specific verticals. We are a leader in over 60 verticals by the OpenEdge business. Out of the business, driving an enormous amount of growth for us in the United States.

We can complement them with the hospitality verticals I described earlier, as well as the education verticals. We very much like idea of going deeper into specific verticals but we're not competing with our partners to earn more the technology stacking to get closer to customers and help them run their businesses.

That's what Heartland has done with education and increasingly, their strategy around the point-of-sales is similar to ours, owning the software and drive the interactions with consumer. And that point of sale is a great place to be when you looking at payments when you expand your franchise and accelerate growth over time

Jim  Schneider:

Thank you.

David Mangum:

Thank you.

Jeff Sloan:

On behalf of Global Payments and Heartland Payments, thank you very much for joining us this evening

Operator:

Ladies and gentlemen, thank you for your participation. This does conclude our program. You may all disconnect. Everyone have a great day.

Important Additional Information Will be Filed with the SEC
In connection with the proposed acquisition, Global Payments Inc. (the "Global Payments") will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Heartland Payment Systems, Inc. ("Heartland") that also constitutes a prospectus of Global Payments, as well as other relevant documents concerning the proposed acquisition. Heartland will mail the proxy statement/prospectus to its stockholders. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the proxy statement/prospectus, as well as other filings containing information about Global Payments and Heartland, may be obtained at the SEC's website when filed. You will also be able to obtain these documents, when filed, free of charge, from Global Payments at investors.globalpaymentsinc.com or from Heartland by accessing Heartland's website at www.heartlandpaymentsystems.com/investor-relations. Copies of the proxy statement/prospectus when filed can also be obtained, free of charge, by directing a request to our Investor Relations department at Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473, Attention: Investor Relations, by calling (770) 829-8234, or by sending an e-mail to Investor.Relations@globalpay.com or to Heartland's Investor Relations department at 90 Nassau Street, Second Floor, Princeton, NJ 08542 by calling (609) 683-3831 or by sending an e-mail to Heartland_ir@gregoryfca.com.

Global Payments and Heartland and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Heartland stockholders in respect of the proposed acquisition. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of Heartland stockholders in connection with the proposed acquisition will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Global Payments' directors and executive officers is contained in the Global Payments' Annual Report on Form 10-K for the fiscal year ended May 31, 2015 and its Proxy Statement on Schedule 14A, dated September 25, 2015, which are filed with the SEC. Information regarding Heartland's directors and executive officers is contained in Heartland's Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated March 27, 2015, which are filed with the SEC.

Forward-Looking Statements

Investors are cautioned that some of the statements we use in this filing contain forward-looking statements and are made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties and depend upon future events or conditions. Actual events or results might differ materially from those expressed or forecasted in these forward-looking statements. Accordingly, we cannot guarantee you that our plans and expectations will be achieved. Such statements may include, but are not limited to, statements about the benefits of the proposed acquisition between Global Payments' and Heartland, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Important factors, among others, that could cause actual events or results to differ materially from those anticipated by our forward-looking statements or historical performance include the ability to meet closing conditions to the merger at all or on the expected terms and schedule, including without limitation the approval of Heartland's stockholders and other regulatory approvals required for the merger; delay in closing the merger or failure to consummate the merger; difficulties and delays in integrating the Heartland business or fully realizing cost savings and other benefits of the merger at all or within the expected time period; business disruption during the pendency of the merger or following the merger making it more difficult to maintain business and operational relationships, including financial institution sponsorship; loss of key personnel, Global Payments and Heartland's ability to accurately predict future market conditions; and changes in laws, regulations or network rules or interpretations thereof impacting the Global Payments' or Heartland. Additional factors that could cause events or results to differ materially from those anticipated by our forward-looking statements or historical performance can be found in Global Payments' Annual Report on Form 10-K for the year ended May 31, 2015, Heartland's Annual Report on Form 10-K for the year ended December 31, 2014 and each company's subsequent filings with the SEC. Our forward-looking statements speak only as of the date they are made and should not be relied upon as representing our plans and expectations as of any subsequent date. We undertake no obligation to revise any of these statements to reflect future circumstances or the occurrence of unanticipated events.